Mail Stop 4561

March 20, 2007

Lloyd J. Weber
Chairman and Chief Executive Officer
Semoran Financial Corporation
237 Fernwood Boulevard, Suite 109
Fern Park, Florida 32730

RE: Semoran Financial Corporation
  Form SB-2
  Filed on February 16, 2007
  File Number 333-140768

Dear Mr. Weber:

    We have reviewed the above referenced filing and have the following comments. Where we have indicated, we think you should revise your document in response to these comments.   If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.   Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments on this Registration Statement

1. Throughout the prospectus, please revise to reference Bank Resources by name rather than using "a consultant." Also, please describe the services that Bank Resources provided to earn the option.

2. Please advise the staff, with a view towards revised disclosure, the extent to which the expenses which the organizers intend to reimburse themselves after the offering proceeds are released from escrow, include the compensation expenses of your officers.

Calculation of Registration Fee, Form SB-2 cover

3. Please reconcile the $400,000 figure in note 1 to the tabular presentation with the $216,500 figure used elsewhere in the filing.

4. Please revise the fee table to provide separate line items for the maximum number of Organizer Warrants and the maximum number of Director Warrants that might be issued. Consider revising the third footnote to provide a more concise explanation of the warrants that the organizers and directors might receive.

Prospectus Cover

5. Refrain from using all capital letters to emphasize text, as it makes the relevant text visually off-putting to the reader. Consider instead using bold faced type or italics.

6. Revise the table to disclose the net-proceeds, not the gross proceeds. Also, please clarify the difference between the $400,000 in expenses mentioned on the cover page of the prospectus and the $1.13 million in expenses mentioned on the registration statement cover page.

Inside front cover of the Prospectus

7. Revise this disclosure to clarify that this is your target market area and that you currently do not have any operations in this area.

Prospectus Summary, page 1

8. Revise this section to avoid the use of parentheticals or the use of shortened terms which are not clear from the context. In particular, please refer to Semoran Financial Corporation as Semoran, or Semoran Financial and not as the "company." Also, avoid the use of the invented term such as PSA.

9. Revise the discussion of your market area to briefly discuss the level of bank competition in your market area.

Benefits of the offering to Organizers..., page 4

10. Please include at this heading all of the significant interests of the organizers and directors, including, for example, the repayment of organizer advances with the proceeds of the offering and the one-time bonuses to Messers Weber and MacDiarmid.

11. Revise this section and throughout the document to clarify whether the Organizer Warrants and Director Warrants are awarded in addition to or in lieu of the warrants that shareholders will receive as part of their purchase unit.

12. The third paragraph reference to accounting standards that will have to be implemented for financial statements after December 15, 2005 does not appear to be warranted. Consider moving this information to another, more appropriate portion of the prospectus, since it does not relate to the personal interests of the officers and directors in the offering.

Ownership by Our Management, page 7

13. The calculations you describe are unusually complex for a summary. Please limit this section to a brief textual description and a tabular presentation. Include in the tabular presentation separate line items for each significant component. Also, include the number and percentage of shares represented at the minimum and maximum offering level. Provide more detailed disclosure in the body of the prospectus.

14. Here and elsewhere where you discuss percentage ownership, please check for accuracy. We note, for example, that the table on page 34 does not appear to use correct Shareholder Warrant figures for Messrs. Seib and Seib, and the 54% figure seems to significantly under represent the maximum percentage ownership level at the minimum offering level.

Risk Factors, page 10

15. Revise the preamble to this section to remove the second sentence. It is inappropriate to discuss un-named risks, as this section should discuss all material risks that management believes could impact an investment in Semoran's Shares.

16. Please consider adding a risk factor to address that warrant holders will not be able to exercise their warrants unless the company keeps an effective registration statement in place for them. Also, consider disclosing the possible required redemption or loss of the warrants referenced on page 42.

If we ultimately fail to obtain final regulatory approvals…, page 10

17. Since it appears that one of your first business items once you break escrow will be to reimburse your organizers, revise this risk factor to specifically discuss those reimbursements and discuss the impact on the funds available in the event of a liquidation of Semoran Financial Corp.

Terms of the Offering

18. We note your disclosure about accepting and then rejecting a subscription. Please provide the staff with your detailed legal analysis regarding how you determined that you had the ability to subsequently reject an accepted subscription.

Failure to Obtain Final Approvals, page 17

19. Use this section to discuss the known factors that would reduce the amount available in the event of a liquidation.

Plan of Distribution, page 18

20. Please advise us as to the availability of Rule 3a4-1 given that the number of warrants to be received by the officers and directors will depend on the number of shares that they sell in the offering. We note the last sentence of the first paragraph on page 9.

21. Please advise us as to the work of Messers. Blass and Lacey as it relates to the availability of Rule 3a4-1. Please note that we will likely refer your response to this and the prior comment to the Division of Market Regulation for consideration. They may have additional comments on this matter.

Use of Proceeds by the Bank, page 20

22. You say here that you plan to renovate the main bank office. Elsewhere you say that you will demolish it and build a new building. Please reconcile this disclosure.

23. We note that if you raise only the minimum offering amount, you do not appear to have sufficient funds to repay the $2,241,000 and also capitalize the bank. Please revise this section to prioritize the use of proceeds of the offering if you are only able to raise the minimum offering amount.

Management, page 33

24. Please include total percentage ownership figures for each individual and for the overall group.

Executive Compensation, page 37

25. Revise to clarify who you have deemed the Principal Executive Officer.

26. Revise the narrative disclosure to discuss the structure of the payments made to the named executives. In particular, the employment agreements for both Mr. Webber and Mr. MacDiarmid call for $8,000 per month payments until the bank opens for business. However, the total compensation in 2006 is $104,000, representing $8,000 more than the sum of the 12 monthly payments that the executive officers were entitled. What was the reason and composition of the extra $8,000? Expand the narrative discussion so that the investor can understand all elements of your executives' compensation.

27. Revise the narrative discussion to discuss the structure of Mr. Bugea's compensation, and to discuss any contractual relationships between Mr. Bugea and Semoran Financial Corp.

28. Please expand the narrative discussion of the employment agreements to note the formula that the board will use to determine the cost of living increases for the executive officers.

29. Please revise the disclosure to clarify, if true, that all of the stock option plans described as part of the executive officers employment contracts will only commence once the bank opens for business.

Director Compensation, page 39

30. Please advise the staff how the company determined that its directors did not receive any compensation, given that each director is entitled to warrants as part of this offering by virtue of their service to the corporation.

Stock Incentive Plan, page 39

31. Revise this section to clarify that no awards have been made under these plans during the past fiscal year and clarify when the plans will be approved and the company will begin making awards under those plans.

General - Accounting

32. Given that the offer and sale of the shareholder warrants, organizer warrants, director warrants, and consultant options (collectively referred to as the warrants) and the securities underlying the warrants are included in the securities being registered in this SB-2, the offer and sale of the underlying securities are registered at the time of effectiveness.   As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you plan to account for these warrants upon issuance. In this regard, it appears that pursuant to the guidance in paragraphs 14-18 of EITF 00-19 you may be required to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for your warrants. We note that it appears you are currently assuming that the warrants will be classified as equity upon issuance based on the review of your capitalization table, as adjusted. If you conclude that liability classification will be required upon issuance, please revise your capitalization table and related disclosures. Additionally, please add disclosure in the document describing your proposed accounting for the warrants upon issuance, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

Financial Statements

General

33. Please note the updating requirements of Item 310(g) of Regulation S-B and provide an updated consent in any amendment.

Statements of Operations, page F-4

34. Please revise the amounts for application fees, lodging, and marketing and design expenses as there appears to be mathematical inaccuracies within.

Notes to Financial Statements

General

35. Please provide a note to state that the company adopted a Stock Incentive Plan to provide options up to 12 % of the shares sold in the offering, but not to exceed 150,000 shares and that no awards or grants under the plan will be made prior to the completion of the offering. State that the plan is subject to approval by shareholders.

Note 2 - Organizer Advances, page F-8

36. Please disclose the amount of advances from organizers and the amount of advances from Bankers FirstSource, LLC (BFS) for each period presented.

Note 3 - Liquidity and Going Concern Considerations, page F-9

37. Please expand the note to state that if necessary in order to complete the offering, or otherwise, directors and executive officers may purchase more, including up to 100% of the offering amount.

Exhibit 4 (Shareholder Warrant Agreement)

38. Please reconcile the warrant terms in this document with the description in the prospectus. That is, you say here that there will be one warrant issued for each five shares purchased in the IPO. In the prospectus you use one-for-two.

Exhibit 5, Legality Opinion of Dinur & Associates

39. It is inappropriate for counsel to assume a legal conclusion in granting its legality opinion. Please remove the limitation subjecting the opinion to compliance with the Securities Act of 1933 and the Securities and Exchange Act of 1934 and to state "blue sky" laws.

40. Similarly, the due and valid execution of the warrants is a necessary part of the legal reasoning necessary to grant the binding contractual agreement opinion for the warrants. Please limit any assumptions to factual matters described in the registration statement.

Closing Comments

       As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Direct any questions on accounting matters to Chris Harley at 202-551-3695, or to Hugh West, Accounting Branch Chief, at 202-551-3872. If you have any questions please contact David Lyon at 202-551-3421, or me at 202-551-3419.

Sincerely,

Christian Windsor
Special Counsel

By FAX: Daniel D. Dinur
            Fax number 770-395-3171